Exhibit 99.1

C-III INVESTMENTS 5221 North O'Connor Boulevard Suite 600 Irving, TX 75039	COLFIN GNE LOAN FUNDING 2450 Broadway 6th Floor Santa Monica, CA 90404

October 16, 2011

Grubb & Ellis Company
c/o JMP Securities LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111

Re:  Exclusivity Agreement

Ladies and Gentlemen:

We have discussed a potential acquisition, recapitalization, asset sale or other strategic transaction (a “Transaction”) involving Grubb & Ellis Company (the “Company”), C-III Investments LLC (“C-III”) and its affiliates and ColFin GNE Loan Funding, LLC (“Colony”, and together with C-III, the “Interested Parties”) and its affiliates.  In consideration of the extension of credit by the Interested Parties and/or affiliates thereof in accordance with the terms and conditions of that certain Second Amendment to Credit Agreement of even date herewith (the “Second Amendment”), which amends that certain Credit Agreement dated as of April 15, 2011 among the Company, Grubb & Ellis Management Services, as borrower, the lenders signatory thereto and Colony in its capacity as administrative agent (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), and the due diligence investigation of the Company that the Interested Parties and their affiliates have undertaken and intend to continue to undertake, the Company hereby agrees that it shall, and that it shall cause its subsidiaries and its and its subsidiaries’ officers, directors, employees, agents, affiliates and representatives (including, without limitation, any investment banking, legal or accounting firm or other advisor and any individual member or employee of the foregoing) (collectively, the “Representatives”), during the Exclusivity Period (as hereinafter defined), to work exclusively with the Interested Parties and their respective representatives with respect to a potential Transaction and not to, directly or indirectly, solicit or initiate or enter into any discussions, negotiations or transactions with, reply to or encourage, or provide any information, written or verbal to, any individual, corporation, partnership or other entity or group (other than the Interested Parties and their respective representatives) concerning the acquisition of the Company or any of its subsidiaries or any equity interest therein or all or any substantial portion of any of their assets, whether through direct purchase, merger, consolidation or other business combination or similar transaction involving the Company or any of its subsidiaries or any of their respective assets (singly or collectively, a “Competing Transaction”).  During the Exclusivity Period, the Company shall promptly notify each of the Interested Parties regarding any contact between it or any of its Representatives and any other person or entity regarding any offer or proposal (and shall promptly provide to each of the Interested Parties copies of any written materials received by the Company or its Representatives in connection with such

Grubb & Ellis Company
October 16, 2011

proposal, discussion, negotiation or inquiry, or a written summary of any oral proposals, discussions, negotiations or inquiries) from such other person or entity that could be construed as a proposal or offer for a Competing Transaction.  The Company represents that neither it nor any of its affiliates nor, to the best of its knowledge, any of its officers or directors is party to or bound by any agreement with respect to any Competing Transaction.

For purposes of this letter agreement, the term “Exclusivity Period” means the period commencing on October 16 2011 and ending at 11:59 p.m. Pacific Time on November 15 2011; provided, however, that such period may be extended by C-III, at its option, to 11:59 p.m. Pacific Time on December 15, 2011 if C-III continues to be diligently pursuing a Transaction on November 15, 2011; and further provided, however, that such period may be further extended by C-III, at its option, to 11:59 p.m. Pacific Time on January 14, 2012 if C-III continues to be diligently pursuing a Transaction on December 15, 2011; provided, however, that notwithstanding the foregoing or anything else set forth herein to the contrary, if a funding pursuant to the Second Amendment does not occur on or before October 28, 2011 other than as a consequence of the Company’s breach thereof (it being expressly understood and agreed that the failure to satisfy a closing condition despite good faith attempts to do so shall not be deemed a breach by the Company), then the Exclusivity Period shall automatically terminate at 11:59 p.m. Pacific Time on October 28, 2011 and this letter agreement shall become null and void.  The exercise by C-III of its option to extend the Exclusivity Period as hereinabove provided shall be effected by written notice by C-III to the Company.

Notwithstanding the foregoing or anything else set forth herein to the contrary, if at any time during the Exclusivity Period the Company receives an unsolicited written offer (the “Unsolicited Offer”) from a third party (the “Third Party”) for a Competing Transaction that constitutes a Qualifying Proposal (as hereinafter defined), then: (i) the Company shall immediately deliver a copy of the Unsolicited Offer to C-III; and (ii) at any time after the sixtieth (60th) day of the Exclusivity Period, the Company shall have the right to request from C-III (the “Company Request”) written confirmation from C-III that C-III is willing to enter into a Transaction with the Company on terms and conditions, and in the time frame, at least as favorable to the Company as the Qualifying Proposal.  If (i) C-III fails to provide such written confirmation to the Company within three (3) business days after delivery by the Company of the Company Request to C-III and (ii) the board of directors of the Company determines, based on advice from the Company’s financial adviser and outside legal counsel, that it would be a breach of its fiduciary duty to the Company’s stockholders not to engage in discussions with such Third Party, then the Company shall have the right to provide information to, negotiate with and enter into an agreement with such Third Party with respect to the Competing Transaction if, and only if, prior to any such provision of information, negotiations or entering into an agreement the Third Party shall have (a) executed and delivered an Assignment and Assumption in the form attached hereto as Exhibit A (an “Assignment and Assumption”) with each Lender (as defined in the Credit Agreement), pursuant to which the Third Party agrees to purchase the Loan(s) (as defined in the Credit Agreement) held by each Lender at par plus all accrued and unpaid interest thereon (the “Loan Purchases”), and (b) tendered to each Lender the applicable consideration therefor in immediately available funds.  For the avoidance of doubt, no Lender or

Grubb & Ellis Company
October 16, 2011

other person or entity shall be required to transfer to the Third Party any Warrant (as defined in the Credit Agreement) issued pursuant to the Credit Agreement (including the Second Amendment) prior to the date of assignment of the Loans to the Third Party.  Upon the consummation of the Loan Purchases, notwithstanding anything set forth herein to the contrary, the Exclusivity Period shall simultaneously and automatically terminate.

As used herein, “Qualifying Proposal” means a bona fide written proposal for a Competing Transaction that is: (i) not solicited or initiated by the Company or any of its affiliates or Representatives in violation of the terms of this letter agreement; (ii) in the good faith judgment of the board of directors of the Company, based on advice from the Company’s financial advisor and outside legal counsel, reasonably likely to be completed on a timely basis; (iii) not subject to financing or any other material condition (other than required governmental, stockholder and regulatory approvals and customary closing conditions such as due authorization, good standing, receipt of legal opinions, etc.); and (iv) in the good faith judgment of the board of directors of the Company, based on advice from the Company’s financial advisor and outside legal counsel, more favorable to the Company’s stockholders than the terms of any proposal for a Transaction submitted by C-III, if applicable.

During the Exclusivity Period, the Company and its affiliates shall cooperate with the Interested Parties and their representatives in facilitating discussions with creditors and preferred stockholders of the Company.

The parties agree that, notwithstanding the restrictions contained in that certain Confidentiality Agreement, dated March 25, 2011 (the “Confidentiality Agreement”), Colony may have discussions regarding the Possible Transactions (as defined in the Confidentiality Agreement) and disclose Information (as defined in the Confidentiality Agreement), with FMR LLC and its affiliates.

The Company shall promptly reimburse the C-III and its affiliates for all of their reasonable out-of-pocket expenses (including, without limitation, the reasonable and documented fees, charges, disbursements and expenses of financial advisors, accountants, consultants, experts, financing sources, attorneys and other advisors to the C-III and its affiliates) incurred by C-III and its affiliates in connection with pursuing a Transaction, up to a maximum amount of $1,000,000.

This letter agreement (and any amendments hereto), when executed by the Company, shall constitute a binding obligation with respect to the matters set forth herein.  That being said, this letter agreement (and any amendments hereto) shall not constitute a binding obligation on any party to enter into or otherwise consummate a Transaction.  This letter agreement may be amended only with the written approval of all parties hereto. This letter agreement (and any amendments hereto) may be signed in counterparts, all of which will constitute the same agreement, will be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the New York and will bind and inure to the benefit of the parties and their respective successors and assigns.

Grubb & Ellis Company
October 16, 2011

Please indicate your agreement with the terms of this letter agreement by countersigning two originals hereof and returning one to Jeffrey Cohen of C-III and one to Todd Sammann of Colony.

Very truly yours,

C-III INVESTMENTS LLC

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

COLFIN GNE LOAN FUNDING, LLC

By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

ACCEPTED AND AGREED
AS OF THIS 16th DAY OF
OCTOBER 2011:

GRUBB & ELLIS COMPANY
By:	/s/ Michael Rispoli
Name: Michael Rispoli
Title: Chief Financial Officer

EXHIBIT A

Form of Assignment and Assumption

(attached)